Exhibit 99.5

PRESS RELEASE WWW.CONTINENTALENERGY.COM OTC-BB: CPPXF

Source:  Continental Energy Corporation

Media Contact: Chip Langston, 214-800-5135

BENGARA-II BLOCK SEISMIC CONTRACT AWARDED

JAKARTA – June 02, 2009 - Continental Energy Corporation (OTCBB: CPPXF) today announced that its 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) has awarded a contract to a local seismic acquisition contractor to conduct a seismic acquisition program in the Bengara-II Block located on the island of Borneo in East Kalimantan, Indonesia.

CGB2 intends to acquire a total of 120 square kilometers of 3D seismic and 844 line kilometers of 2D seismic at an estimated acquisition cost of US$ 28,500,000. The primary objective of the 3D seismic program is to further define and delineate the Seberaba oil discovery and the Makapan gas/condensate discovery. CGB2 is eyeing a joint development of Makapan gas with Seberaba oil to achieve economies of scale and provide a gas source for fuel, pressure maintenance, and artificial lift of oil.

A large part of the 2D seismic program is also intended to provide additional definition of other exploration prospects in the Bengara-II Block to firm up new exploration drilling targets for the 2010 drilling program. These prospects include the Galiadap structure underneath the "oil lake" seep in the southern region of the block.

A large part of the seismic acquisition program shall be conducted in the logistically difficult and higher cost "transition zone" between a shallow marine offshore and onshore setting. The eastern portion of the Block is located mostly onshore but partially offshore in the shallow waters of the Sulawesi Sea and the Bulungan River delta.

An advance party has been mobilized to the site to make arrangements for necessary permits and prepare for the arrival of survey, line-cutting, and shot-hole drilling crews. CGB2 hopes to complete the entire acquisition program by end first quarter 2010 and commence appraisal and additional exploratory drilling in 2010.

On behalf of the Company,

Richard L. McAdoo

Chairman & CEO

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.